UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 7, 2007**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast Minneapolis, Minnesota	**55413**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 7, 2007, James A. Graner announced his intention to retire from his positions as the Company's Chief Financial Officer and Treasurer. Mr. Graner's retirement from these positions will become effective when the Board of Directors of the Company appoints a successor to Mr. Graner and the successor commences employment with the Company. The Company expects that Mr. Graner's employment will continue for a reasonable period thereafter to assure an orderly transition. The Company anticipates that this process will be completed by the end of 2008. A copy of the press release announcing the retirement of Mr. Graner is furnished as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

99.1   News Release Dated December 7, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: December 10, 2007   By:_____

Karen Park Gallivan
Its: Vice President, General Counsel and Secretary

Exhibit 99.1

GRACO INC
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG



News Release

FOR IMMEDIATE RELEASE:
Friday, December 7, 2007

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO INCREASES REGULAR QUARTERLY DIVIDEND BY 12.1 PERCENT
CFO JIM GRANER ANNOUNCES HIS INTENTION TO RETIRE IN 2008

MINNEAPOLIS, MN (December 7, 2007) - The Board of Directors of Graco Inc. (NYSE: GGG) has declared a regular quarterly dividend of 18.5 cents per share, an increase of 12.1 percent, payable on February 6, 2008, to shareholders of record at the close of business on January 22, 2008. The company has approximately 62.4 million shares outstanding.

In a separate matter Graco announced today that James A. Graner, age 63, has informed the company of his intention to retire as Chief Financial Officer. Mr. Graner will continue as Chief Financial Officer during the search for his replacement. Graco expects to complete the transition to a new Chief Financial Officer by the end of 2008.

"During his 33 year career with Graco, Jim has brought tremendous value to the organization," said President and Chief Executive Officer Patrick J. McHale. "We will miss his wisdom, integrity, candor and leadership. On behalf of the members of management and the Board of Directors, I would like to thank Jim for his years of service and wish him the best in his retirement next year."

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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December 10, 2007

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Ladies and Gentlemen:

Enclosed is a Form 8-K for Graco Inc. filed in connection with Item 5.02, Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Very truly yours,

Karen Park Gallivan
Vice President, General Counsel
and Secretary

KPG:nas

Enclosures